Filed Pursuant to Rule 424(b)(3)

Registration No. 333-206718

Explanatory Note: The Current Report on Form 10-Q set forth below was previously filed with the Securities and Exchange Commission by Ceres, Inc. and, pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, is also being filed as a prospectus supplement to the prospectus of Ceres, Inc., dated December 15, 2015, relating to the offering by Ceres, Inc. of 600,000 Class A Units consisting of Common Stock and warrants and 6,460 Class B Units consisting of shares of Series A-1 convertible preferred stock and warrants (and 32,900,000 shares of Common Stock underlying shares of Series A-1 convertible preferred stock and warrants).

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended February 29, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from_________ to _________

Commission File Number: 001-35421

Ceres, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	33-0727287
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

1535 Rancho Conejo Boulevard

Thousand Oaks, CA 91320

(Address of principal executive offices)

Telephone: (805) 376-6500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, Ceres, Inc. qualifies as an “emerging growth company,” as defined under the JOBS Act.

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Outstanding at April 11, 2016
Common Stock, $0.01 par value per share	18,810,700

PART I: FINANCIAL INFORMATION

Item 1. Financial Statements.

CERES, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(In thousands, except share amounts and par value)

	February 29,	August 31,
	2016	2015
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$5,778	$8,095
Prepaid expenses	423	477
Accounts receivable	813	577
Assets held for sale	25	474
Other current assets	214	143
Total current assets	7,253	9,766
Property and equipment, net	1,214	1,258
Other assets	175	98
Total assets	$8,642	$11,122

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$1,994	$4,402
Billings in excess of costs on uncompleted contracts	608	802
Deferred rent	18	18
Total current liabilities	2,620	5,222
Deferred rent	47	56
Common stock warrant liabilities	3,443	1,631
Total liabilities	6,110	6,909
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value; 10,000,000 shares authorized; 4,480 shares issued and outstanding at February 29, 2016; no shares issued and outstanding at August 31, 2015	-	-
Common stock, $0.01 par value; 240,000,000 shares authorized; 16,685,700 shares issued and outstanding at February 29, 2016; 8,830,700 shares issued and outstanding at August 31, 2015	167	88
Additional paid-in capital	338,010	335,424
Accumulated other comprehensive income	887	762
Accumulated deficit	(336,532)	(332,061)
Total stockholders’ equity	2,532	4,213
Total liabilities and stockholders’ equity	$8,642	$11,122

See accompanying notes to the unaudited condensed consolidated financial statements.

CERES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(In thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended		Six Months Ended
	February 29,	February 28,	February 29,	February 28,
	2016	2015	2016	2015
Revenues:
Product sales	$23	99	23	99
Services	328	$244	$1,270	$644
Total revenues	351	343	1,293	743

Cost and operating expenses:
Cost of revenues	787	2,134	1,733	2,576
Research and development	1,457	2,449	3,175	4,953
Selling, general and administrative	1,413	3,869	3,501	7,310
Total cost and operating expenses	3,657	8,452	8,409	14,839
Loss from operations	(3,306)	(8,109)	(7,116)	(14,096)
Interest expense	(2)	(9)	(3)	(12)
Interest income	1	11	1	29
Costs associated with public offering	(966)	-	(966)	-
Other income	3,221	-	3,614	-
Loss before income taxes	(1,052)	(8,107)	(4,470)	(14,079)
Income tax expense	-	-	(1)	(1)
Net loss	$(1,052)	$(8,107)	$(4,471)	$(14,080)
Basic and diluted net loss per share	$(0.09)	$(1.34)	$(0.39)	$(2.33)
Weighted average outstanding common shares:
Basic and diluted	11,708,613	6,032,616	11,405,452	6,032,358

See accompanying notes to the unaudited condensed consolidated financial statements.

CERES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Loss

(In thousands)

(Unaudited)

	Three Months Ended		Six Months Ended
	February 29,	February 28,	February 29,	February 28,
	2016	2015	2016	2015
Net loss	$(1,052)	$(8,107)	$(4,471)	$(14,080)
Other comprehensive income (loss)
Foreign currency translation adjustments	95	(241)	125	(271)
Net unrealized gains on marketable securities	-	5	-	9
Total comprehensive loss	$(957)	$(8,343)	$(4,346)	$(14,342)

See accompanying notes to the unaudited condensed consolidated financial statements.

CERES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Six Months Ended
	February 29,	February 28,
	2016	2015

Cash flows from operating activities:
Net loss	$(4,471)	$(14,080)
Adjustments to reconcile net loss to net cash used in operating activities:
Net gain on disposal of assets	(34)	(21)
Insurance proceeds	(153)	-
Depreciation and amortization	212	352
Net loss on sale of assets held for sale	45	-
Amortization of premiums on marketable securities	-	109
Non-cash interest income	-	(130)
Stock compensation	689	1,205
Change in fair value of common stock warrants	(3,461)	-
Changes in operating assets and liabilities:
Prepaid expenses	56	281
Accounts receivable	(236)	28
Inventories	-	(67)
Other assets	(154)	(94)
Accounts payables and accrued expenses	(2,283)	(924)
Other liabilities	(202)	457
Other	-	156
Net cash used in operating activities	(9,992)	(12,728)

Cash flows from investing activities:
Purchases of property and equipment	(85)	(339)
Proceeds from sale of property and equipment	-	23
Proceeds from sale of assets held for sale	477	-
Purchases of marketable securities	-	(720)
Maturities of marketable securities	-	15,320
Net cash provided by investing activities	392	14,284

Cash flows from financing activities:
Repayment of debt	-	(28)
Costs associated with public offering	966	-
Proceeds from issuance of common stock, preferred stock and common stock warrants	6,281	-
Net cash povided by (used in) financing activities	7,247	(28)

Effect of foreign currency translation on cash	36	(169)
Net (decrease) increase in cash and cash equivalents	(2,317)	1,359
Cash and cash equivalents at beginning of period	8,095	3,423
Cash and cash equivalents at end of period	$5,778	$4,782

See accompanying notes to the unaudited condensed consolidated financial statements.

CERES, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(In thousands, except share and per share data)

1) The Company

Ceres, Inc. (Company) is an agricultural biotechnology company that develops and markets seeds and traits to produce crops for feed, forages, sugar and other markets. The Company uses a combination of advanced plant breeding, biotechnology and bioinformatics to develop seed products and biotechnology traits to address many of the current limitations and future challenges facing agriculture. These technology platforms, which can increase crop productivity, improve quality, reduce crop inputs and improve cultivation on marginal land, have broad application across multiple end markets, including food, feed, fiber and fuel.

In January 2010, the Company formed a subsidiary, Ceres Sementes do Brasil Ltda. The Company’s ownership in this subsidiary is 99.9% and Ceres Agrotechnologies Intl LLC (referred to hereinafter) owns the remaining interest. In May 2014, the Company formed a wholly owned subsidiary, Ceres Agrotechnologies Intl LLC. In May 2014, the Company also formed a subsidiary, CS Semillas de Mexico, S.de R.L. de C.V. The Company’s ownership in this subsidiary is 99.9% and Ceres Agrotechnologies Intl LLC owns the remaining interest.

On April 8, 2015, the Company filed an amendment to its amended and restated certificate of incorporation which effected a 1 for 8 reverse stock split of the Company’s issued and outstanding shares of common stock. The par value of the common stock was not adjusted as a result of the reverse stock split. All issued and outstanding shares of common stock, warrants, and stock options and per share amounts contained in the Company’s condensed consolidated 2015 financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented.

On December 17, 2015, the Company completed a public offering consisting of (1) the issuance of an aggregate of 2,905,000 shares of Common Stock and warrants to acquire 2,905,000 shares of common stock, including the partial exercise of the underwriters’ overallotment option of 2,305,000 shares of common stock and warrants to acquire 2,305,000 shares of common stock, par value $0.01 per share, of the Company, at an offering price of $0.40 per share, and (2) the issuance of (i) 6,460 shares of preferred stock at an offering price of $1,000 per preferred share convertible into 16,150,000 shares of common stock and (ii) the issuance of warrants to purchase 16,150,000 shares of common stock. Gross proceeds from the offering were $7,622. Net proceeds received by the Company was $6,281 after deducting underwriting discounts, commissions and estimated offering expenses totaling $1,341. Of the $1,341 in total costs associated with offering $966 was recorded to costs associated with the public offering in the condensed consolidated statement of operations since those costs were allocated to the warrant liabilities and $377 was recorded to additional paid-in capital in the condensed consolidated balance sheets.

On January 12, 2016 the Company’s Board of Directors adopted a resolution approving a proposal to be presented to the shareholders at the next annual meeting to effect a reverse split of all of the Company’s outstanding shares of common stock by a ratio in the range of 1-for-10 and 1-for-20 with the exact ratio to be determined by the Board. The proposal provides that the Company’s Board of Directors shall have sole discretion pursuant to Section 242(c) of the Delaware General Corporation Law to elect, as it determines to be in the Company’s best interest, whether or not to effect the reverse stock split before April 5, 2017 or to abandon it. If after approval of the proposal by the shareholders, the Company’s Board determines that effecting the reverse stock split is in the Company’s best interest, the reverse stock split will become effective upon filing of an amendment to our Certificate of Incorporation with the Secretary of State of the State of Delaware.

Liquidity and Going Concern

The Company has incurred substantial net losses from operations since its inception and its accumulated deficit as of February 29, 2016 was $336,532. The Company expects to incur additional losses related to the continued development and expansion of its business, including research and development, seed production and operations, and sales and marketing.

As of February 29, 2016 the Company had cash and cash equivalents of $5,778. The Company plans to finance its operations through July 2016 with cash on hand, and with cash inflows from collaboration and grant funding and from product sales. The Company intends to seek additional funds through public or private debt or equity financings, collaborations, licensing arrangements, government programs and the sale of intellectual property, technology or other assets. The Company cannot provide any assurances that additional sources of funding will be available on terms acceptable to the Company or at all, or that it will be successful in entering into collaborations or license agreements, receiving funds under government grants or selling intellectual property, technology or other assets. If the Company is unable to raise additional funds, the Company will not have adequate liquidity to fund its operations and will be forced to significantly curtail or cease its operations. These circumstances raise substantial doubt about our ability to continue as a going concern.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in U.S. dollars and in accordance with the accounting principles generally accepted in the United States of America (GAAP) and with the instructions for Form 10-Q and Regulation S-X. Accordingly, they do not include all of the information and notes required for complete financial statements. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company’s Form 10-K for the fiscal year ended August 31, 2015 filed with the Securities and Exchange Commission (SEC) on November 23, 2015.

The accompanying interim condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompanying interim condensed consolidated financial statements and related disclosures are unaudited, have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the results of operations for the periods presented. The condensed consolidated results of operations for any interim period are not necessarily indicative of the results to be expected for the full year or for any other future year or interim period.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

In preparing unaudited condensed consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include the valuation of property and equipment, valuation of equity instruments, and allowances of deferred tax assets, accounts receivable and inventory. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Assets and liabilities recorded at fair value in the condensed consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels that are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

Financial Liabilities

Certain common stock warrants have been classified as liabilities due to some features which could enable the holder to receive cash. The Company utilizes the Monte Carlo option pricing valuation model to determine the fair value of its outstanding common stock warrant liabilities. The inputs to the model include fair value of the stock related to the warrant, exercise price of the warrant, expected term, expected volatility, risk-free interest rate and dividend yield. As several significant inputs are not observable, the overall fair value measurement of the common stock warrants are classified as Level 3.

The following tables present the Company’s financial liabilities that were measured at fair value on a recurring basis as of February 29, 2016 and August 31, 2015 by level within the fair value hierarchy:

	February 29, 2016
	Level 1	Level 2	Level 3	Total
Financial Liabilities
Common stock warrant liabilities	$—	$—	$3,443	$3,443
Total	$—	$—	$3,443	$3,443

	August 31, 2015
	Level 1	Level 2	Level 3	Total
Financial Liabilities
Common stock warrant liabilities	$—	$—	$1,631	$1,631
Total	$—	$—	$1,631	$1,631

The change in fair value of the Company’s common stock warrant liabilities for the six months ended February 29, 2016 were as follows:

Common Stock
Warrant
Liabilities
Balance at August 31, 2015	$1,631
Issuance of common stock warrant liabilities	5,273
Fair value adjustment (included in other income)	(3,461)
Balance at February 29, 2016	$3,443

The fair value of the common stock warrant liabilities at February 29, 2016 and August 31, 2015 were estimated using the following weighted-average assumptions:

	Six Months Ended February 29, 2016	Year Ended August 31, 2015
Expected term (in years)	4.42 - 5.00	4.91 - 5.49
Expected volatility	70.70% - 74.50%	69.80%
Risk free interest rate	1.22% - 1.73%	1.54%
Expected dividend yield	0%	0%

Accounts Receivable

Accounts receivable represents amounts owed to the Company from product sales and services. The Company had no amounts reserved for doubtful accounts at February 29, 2016 and August 31, 2015 as the Company expects full collection of the accounts receivable balances.

Inventories

When inventory costs exceed expected market value due to obsolescence or lack of demand, inventory write-downs are recorded for the difference between the cost and the market value in the period based on the Company’s evaluation of such inventory with any excess cost recognized during the period within cost of product sales.

All inventory at February 29, 2016 and August 31, 2015, respectively, was written off.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the shorter of the estimated useful lives or the remaining life of the lease. Depreciation periods for the Company’s property and equipment are as follows:

Automobiles and trucks	3-5 years
Office, laboratory, farm and warehouse equipment and furniture	3-5 years
Leasehold improvements	3-10 years
Buildings	14-39 years

Assets Held for Sale

The Company reclassifies long-lived assets to Assets Held for Sale when all required criteria for such reclassification are met. The assets are recorded at the lower of the carrying value or fair value less costs to sell. Assets held for sale must meet the following conditions: (1) management, having authority to approve the action, commits to a plan to sell the asset, (2) the asset is available for immediate sale in its present condition, (3) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, (4) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, (5) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (6) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

In connection with the announcement we made on June 19, 2015, to restructure our Brazilian seed operations, a determination was made that the fixed assets in Brazil met the criteria to be classified as held for sale and the carrying amount of those assets was in excess of their fair value. Fair value of the assets held for sale was determined using an appraisal for certain assets and resale information available for certain assets. During the six months ended February 29, 2016 we received net proceeds of $477 related to assets held for sale and recorded a loss of $45 to research and development expense.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. To the extent that an impairment indicator has occurred, recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. For the reporting periods presented herein there was no impairment.

Restructuring

At August 31, 2015, there was approximately $700 of accrued liability related to workforce reductions in connection with fiscal 2015 restructurings. As of February 29, 2016, these accrued liabilities were substantially paid.

Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar. The Brazilian Real is the functional currency of the Company’s subsidiary in Brazil. In addition, the Mexican Peso is the functional currency of the Company’s operations in Mexico. Accordingly, assets and liabilities of operations in Brazil and Mexico are translated into United States dollars using the current exchange rate in effect at the balance sheet date and equity accounts are translated into U.S. dollars using historical exchange rates. Revenues, expenses and cash flows are translated at the average rate of exchange during the reporting period. Gains and losses from foreign currency translation adjustments are represented as a component of accumulated other comprehensive loss within the Company’s condensed consolidated balance sheets.

Accumulated Other Comprehensive Income

The Company’s unrealized gains and losses on foreign currency translation adjustments represents the components of comprehensive gain and have been disclosed in the condensed consolidated balance sheets.

The following summarizes the changes in the balance of each component of accumulated other comprehensive loss during the six months ended February 29, 2016:

Foreign
Currency
Translation
Balance at August 31, 2015	$762
Foreign currency translation gain	125
Balance at February 29, 2016	$887

Basic and Diluted Net Loss Per Share

Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares and dilutive potential common share equivalents then outstanding, to the extent they are dilutive. Potential common shares consist of shares issuable upon the exercise of stock options and warrants (using the treasury stock method). Dilutive net loss per share is the same as basic net loss per share for all periods presented because the effects of potentially dilutive items were anti-dilutive.

The following potentially dilutive, common share equivalents were excluded from the calculation of diluted net loss per common share because their effect was antidilutive for each of the periods presented:

	February 29,	February 28,
	2016	2015
Options to purchase common stock	300,681	419,490
Warrants to purchase common stock	22,165,083	320,255
Convertible preferred stock	11,200,000	-
Total	33,665,764	739,745

(3) Property and Equipment

Property and equipment are summarized as follows:

	February 29, 2016	August 31, 2015
Land	$43	$43
Automobiles and trucks	125	44
Buildings	1,215	1,215
Office, laboratory, farm and warehouse equipment and furniture	10,836	10,863
Leasehold improvements	5,659	5,659
	17,878	17,824
Less accumulated depreciation and amortization	(16,664)	(16,566)
Property and equipment, net	$1,214	$1,258

(4) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

	February 29, 2016	August 31, 2015
Accounts payable	$740	$2,000
Accrued payroll and related expenses	529	1,581
Research and development contracts	147	283
Statutory taxes	439	395
Other	139	143
	$1,994	$4,402

(5) Stock-Based Compensation

Stock Option and Stock Issuance Plans

The Company has established three equity plans: the Ceres, Inc. 2000 Stock Option/Stock Issuance Plan (2000 Plan), the Ceres, Inc. 2010 Stock Option/Stock Issuance Plan (2010 Plan) and the Amended and Restated Ceres, Inc. 2011 Equity Incentive Plan (2011 Plan, and collectively with the 2000 Plan and the 2010 Plan, Equity Plans). The Equity Plans provide for grants of Incentive Stock Options (ISOs) to employees and Nonqualified Stock Options (NSOs), stock and restricted stock to employees, directors, and consultants. In addition, the 2011 Plan provides for the grant of other equity based awards such as restricted stock units, stock appreciation rights and deferred stock to employees, directors and consultants. The option term, as determined by the Company’s Board of Directors, may not exceed ten years. Vesting, also determined by the Company’s Board of Directors, generally occurs ratably over four to five years. ISOs and NSOs may be granted at a price per share not less than the fair market value at the date of grant.

Stock-based compensation expense included in operating expenses are as follows:

	Three Months Ended		Six Months Ended
	February 29,	February 28,	February 29,	February 28,
	2016	2015	2016	2015
Stock-based compensation expense	$331	$588	$691	$1,207
Fair value changes of collaboration warrants	(1)	2	(2)	(2)
	$330	$590	$689	$1,205

 There were no stock options exercised during the six months ended February 29, 2016 and February 28, 2015, respectively.

Stock Option Activity

The following table summarizes the stock option transactions under the Equity Plans during the six months February 29, 2016:

	Shares	Weighted Average Exercise Price
Options outstanding at August 31, 2015	409,763	$43.87
Options granted	2,250	0.78
Options forfeited	(111,332)	22.43
Options outstanding at February 29, 2016	300,681	$51.49

 No tax benefits have been recorded on compensation costs recognized for options exercised. As of February 29, 2016, there was $611of total unrecognized compensation cost related to stock options. That cost is expected to be recognized over a weighted average of 0.98 years. The Company’s policy is to issue new shares for options exercised.

Restricted Stock Activity

The following summarizes the restricted stock transactions under the Equity Plans during the six months ended February 29, 2016:

	Shares	Weighted Average Grant Date Fair Value
Restricted stock outstanding and unvested at August 31, 2015	37,242	$25.17
Restricted stock vested	(28,728)	18.45
Restricted stock forfeited	(2,511)	19.10
Restricted stock outstanding and unvested at February 29, 2016	6,003	$52.55

As of February 29, 206, there was $8 of total unrecognized compensation cost related to restricted stock awards. That cost is expected to be recognized over a weighted average of 2.49 years.

Stock Activity

During the six months ended February 29, 2016, the Company granted 2,511 shares of common stock under the 2011 Plan with a fair market value of $1.11 per share. The Company recorded $2.8 of expense related to this stock grant. There were no shares of common stock issued during the six months ended February 28, 2015.

(6) Stockholders’ Equity

Common Stock

Holders of the Company’s common stock are entitled to dividends as and when declared by the Board of Directors, subject to rights and holders of all classes of stock outstanding having priority rights to dividends. There have been no dividends declared to date. Each share of common stock is entitled to one vote.

Preferred Stock

Pursuant to the Company’s amended and restated certificate of incorporation, the Company is authorized to issue 10,000,000 shares of preferred stock. The Board of Directors has the authority, without action by the Company’s stockholders, to designate and issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.

Warrants issued in connection with the July 30, 2015 registered public offering and concurrent private placement.

On July 30, 2015 the Company issued warrants exercisable for one share of Common Stock for each share purchased in the July 30, 2015 offering for an aggregate of 1,200,000 shares of Common Stock at an exercise price of $1.62 per share. The warrants are exercisable at any time or from time to time, in whole or in part, beginning on January 30, 2016 and expire on January 30, 2021. The fair value of these warrants at February 29, 2016 was $106.6 using the Monte Carlo model based on a risk-free rate of 1.22%, volatility of 74.5%, expected term of 4.42 years and 0% dividend yield.

The Company also issued warrants to purchase an aggregate of 24,000 shares of our Common Stock at an exercise price of $1.944 per share to the placement agent as part of the placement agent’s compensation. The warrants issued to the placement agent are exercisable at any time or from time to time, in whole or in part, beginning on July 30, 2016 and expire on July 30, 2020. The fair value of these warrants at February 29, 2016 was $2.0 using the Monte Carlo model based on a risk-free rate of 1.22%, volatility of 74.5%, expected term of 4.42 years and 0% dividend yield.

Warrants issued in connection with the August 26, 2015 registered public offering and concurrent private placement.

On August 26, 2015, the Company issued warrants exercisable for 0.75 shares of Common Stock for each share purchased in the August 26, 2015 offering for an aggregate of 1,198,859 shares of Common Stock at an exercise price of $1.22 per share. The warrants are exercisable at any time or from time to time, in whole or in part, beginning on February 26, 2016 and expire on February 26, 2021. The fair value of these warrants at February 29, 2016 was $123.4 using the Monte Carlo model based on a risk-free rate of 1.22%, volatility of 74.5%, expected term of 4.49 years and 0% dividend yield.

The Company also issued warrants to purchase an aggregate of 31,970 shares of our Common Stock at an exercise price of $1.83 per share to the placement agent as part of the placement agent’s compensation. The warrants issued to the placement agent are exercisable at any time or from time to time, in whole or in part, beginning on August 26, 2016 and expire on August 26, 2020. The fair value of these warrants at February 29, 2016 was $2.8 using the Monte Carlo model based on a risk-free rate of 1.22%, volatility of 74.5%, expected term of 4.49 years and 0% dividend yield.

Warrant issued in connection with the December 17, 2015 registered public offering

On December 17, 2015, the Company issued warrants exercisable for one share of Common Stock for each share purchased in the December 17, 2015 offering for an aggregate of 2,905,000 shares of Common Stock at an exercise price $0.40 per share. The warrants are exercisable from time to time, in whole or in part, beginning December 17, 2016 and expire on December 17, 2021. The fair value of these warrants at February 29, 2016 was $473.8 using the Monte Carlo model based on a risk free rate of 1.22%, volatility of 74.5%, expected term of 4.80 years and 0% dividend yield.

The Company also issued warrants to purchase an aggregate of 16,150,000 shares of our Common Stock at an exercise price of $0.40 per share. The warrants are exercisable from time to time, in whole or in part, beginning December 17, 2016 and expire on December 17, 2021. The fair value of these warrants at February 29, 2016 was $2,685.1 using the Monte Carlo model based on a risk free rate of 1.22%, volatility of 74.5%, expected term of 4.80 years and 0% dividend yield.

The Company also issued warrants to purchase an aggregate of 335,00 shares of our Common Stock at an exercise price of $$0.60 per share to the placement agent as part of the placement agent’s compensation. The warrants issued to the placement agent are exercisable at any time or from time to time, in whole or in part, beginning on December 17, 2016 and expire on December 17, 2021. The fair value of these warrants at February 29, 2016 was $49.4 using the Monte Carlo model based on a risk-free rate of 1.22%, volatility of 74.5%, expected term of 4.80 years and 0% dividend yield.

In connections with the change in the fair value of liability classified warrants, the Company recorded a gain of $3,461 for the six months ended February 29, 2016, included in other income on the accompanying condensed consolidated statement of operations.

(7) Commitments and Contingencies

The Company leases certain of its facilities and equipment under various noncancelable operating leases expiring through 2023. The leases on the facilities contains provisions for future rent increases. The Company records monthly rent expense equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent, which is included in other current liabilities and other non-current liabilities in the accompanying condensed consolidated balance sheets as of February 29, 2016, and August 31, 2015.

In connection with one of its facilities leases, the Company received a reimbursement for leasehold improvements of $270. This reimbursement is a lease incentive which has been recognized as a liability in deferred rent and is being amortized to rent expense on a straight-line basis over the lease term. Total rental expense recognized was $115 and $123 for the three months ended February 29, 2016 and February 28, 2015, respectively, and $157 and $256 for the six months ended February 29, 2016 and February 28, 2015, respectively.

Future minimum payments under noncancelable operating leases as of February 29, 2016 are as follows:

Operating Leases
Remaining six months of fiscal year 2016	$122
2017	594
2018	618
2019	631
2020	51
Total minimum lease payments	$2,016

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations. Except as set forth in the immediately following two paragraphs, we are not currently a party to any material litigation or other material legal proceedings. We may, however, be involved in other material legal proceedings in the future. Such matters are subject to uncertainty and there can be no assurance that such legal proceedings will not have a material adverse effect on our business, results of operations, financial position or cash flows.

A claim was filed against the Company on December 2, 2015 in the Labor Court of Itumbiara, Goias, Brazil by the estate of a deceased employee of the Company’s Brazilian subsidiary alleging that the employee’s death in an accident while driving a Company vehicle resulted from a lack of proper maintenance of such vehicle and the plaintiff is requesting damages of approximately $3.8 million Brazilian Real (approximately $1 million). The Company intends to vigorously defend itself against the claim.

A lawsuit was filed in Los Angeles Superior Court, Ventura County on December 3, 2015 by a former employee of the Company, asserting a number of claims. The lawsuit raises a number of allegations, including, among other things, disability discrimination, failure to provide reasonable accommodation, failure to engage in the interactive process, retaliation under California state laws, wrongful termination and several claims of violations under California wage-hour laws, including alleged failure to pay required minimum wage, overtime, meal and rest break payments and failure to provide accurate itemized wage statements. The Company intends to vigorously defend against the lawsuit. The Company has secured Employment Practices Liability Insurance (“EPLI”) and has tendered the matter to its EPLI carrier.

The Company has determined that there is no probable, estimable liability related to the two cases disclosed above. Accordingly, the Company has not accrued any liability related to these cases.

Notice of Delisting

On January 12, 2016, the Company received a letter (the “Notice”) from The NASDAQ Stock Market LLC (“NASDAQ”) indicating that, based on the Company’s closing bid price for the last 30 consecutive business days, the Company is not in compliance with the minimum bid price requirement for continued listing of $1.00 per share, as set forth in NASDAQ Listing Rule 5550(a)(2). The Notice has no immediate impact on the listing of the Company’s common stock, which will continue to trade on the NASDAQ Capital Market under the symbol “CERE”. The Company intends to actively monitor the bid price for its common stock and will consider available options to resolve the deficiency and regain compliance with the NASDAQ minimum bid price requirement.

(8) Research Collaboration Agreements

The Company has a number of research agreements with academic collaborators, including among others, Texas A&M University (TAMU), Noble, and the Institute of Crop Sciences of the Chinese Academy of Agricultural Sciences. In connection with these agreements, the Company receives certain exclusive options or licensing rights to technology and intellectual property developed under these agreements. The Company expenses amounts under these agreements to research and development expense in the period in which the services are rendered. The Company also licenses technology from third parties. Where required, initial payments under these license agreements are capitalized and expensed on a straight-line basis over the license term.

Future minimum payments under the Company’s research collaboration agreements as of February 29, 2016 are as follows:

Remaining six months of fiscal year 2016	$100
2017	50
$150

(9) Subsequent Events

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements are filed for potential recognition or disclosure. Based upon this review, the Company identified the following subsequent events:

Reverse Split

On April 5, 2016 the Company’s stockholders approved a proposal to effect a reverse split of all of the Company’s outstanding shares of common stock by a ratio in the range of 1-for-10 and 1-for-20 with the exact range to be determined by the Board of Directors. The proposal provides that the Board shall have sole discretion pursuant to Section 242(c) of the Delaware General Corporation Law to elect, as it determines to be in the Company’s best interest, whether or not to effect the reverse stock split before April 5, 2017, such date as the Company is required to comply with the minimum bid price requirements of NASDAQ Listing Rule 5550(a)(2) or to abandon it. If the Company’s Board determines that effecting the reverse stock split is in the Company’s best interest, the reverse stock split will become effective upon filing of an amendment to our Certificate of Incorporation with the Secretary of State of the State of Delaware.

Conversion of Preferred Stock

As described in Note 1, as of April 11, 2016, 2,830 shares of Preferred Stock have been converted to common stock representing 6,575,000 shares of commons stock outstanding, of which 1,980 shares of Preferred stock had been converted into 4,950,000 shares of common stock as of February 29, 2016.

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

The following discussion and analysis of our financial condition and results of operations should be read together with our unaudited condensed consolidated financial statements and the other financial information appearing elsewhere in this Quarterly Report on Form 10-Q, the information under the heading “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on November 23, 2015. This discussion contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements, other than statements of historical facts contained in this Quarterly Report on Form 10-Q, including statements regarding our efforts to develop and commercialize our products, anticipated yields and product performance, our short-term and long-term business strategies, market and industry expectations and future results of operations and financial position, including anticipated cost savings and projected cash expenditures from our restructuring plan and liquidity, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “could”, “intend”, “target”, “project”, “contemplate”, “believe”, “estimate”, “potential”, “continue” or other similar words. We based these forward-looking statements largely on our current expectations and projections about future events or trends that we believe may affect our business and financial performance. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to materially differ from any future results, performance or achievements expressed or implied by these forward-looking statements. We have described in the “Risk Factors” section in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on November 23, 2015 and elsewhere in this Quarterly Report on Form 10-Q, the material risks and uncertainties that we believe could cause actual results to differ from these forward-looking statements. Because forward-looking statements are inherently subject to risks and uncertainties, some of which we cannot predict or quantify, you should not rely on these forward-looking statements as guarantees of future results, performance or achievements. The forward-looking statements in this Quarterly Report on Form 10-Q represent our views as of the date of the filing of this Quarterly Report on Form 10-Q. We undertake no obligation to update publicly, except to the extent required by law, any forward-looking statements for any reason after the date we file this Quarterly Report on Form 10-Q with the SEC to conform these statements to actual results or to changes in our expectations.

Overview

We are an agricultural biotechnology company that develops and markets seeds and traits to produce crops for feed, forages, sugar and other markets. We use a combination of advanced plant breeding, biotechnology and bioinformatics to develop seed products and biotechnology traits to address many of the current limitations and future challenges facing agriculture. These technology platforms, which can increase crop productivity, improve quality, reduce crop inputs and improve cultivation on marginal land, have broad application across multiple end markets, including food, feed, fiber and fuel.

In 2014, we began realigning our business to focus on food and forage opportunities and biotechnology traits for sugarcane and other crops. Previously, we prioritized our working capital in Brazil, where, since 2010 we focused on the large-scale evaluation and adoption of sorghum for bioenergy production. We believe that these changes represent an important step in the transformation of our business as we refocus on our strengths in agricultural technology and redirect our existing seed products and trait pipelines toward food and feed markets being fueled by global prosperity growth.

We operate in one segment, and accordingly, our results of operations are presented on a consolidated basis. To date the majority of our revenue and expense has been denominated in U.S. dollars and Brazilian Real. In fiscal year 2015 there was a benefit to our operating expenses related to the impact of expenses incurred in Brazilian Real as a result of the strengthening dollar which was offset by increased costs incurred in Brazil.

We generate revenues from product sales, research and development collaboration agreements, government grants and software and services. We began selling products in 2008 and, while our product sales have been minimal to date, we expect product sales to eventually become the primary source of our revenues. We expect future product revenues to include a combination of seed sales and trait fees, similar to current business models used for food crops incorporating biotech traits. As we continue to develop traits for our products, we expect that a significant portion of our product revenues will be generated from the sale of seeds that include our traits.

Seed inventory costs are computed on a first-in, first-out basis and valued at the lower of cost or market with any excess cost recognized during the period within cost of product sales. When inventory costs exceed expected market value due to obsolescence or lack of demand, inventory write-downs are recorded for the difference between the cost and the market value in the period based on our evaluation of such inventory. The recoverability of our seed inventory is dependent on increased customer adoption and acceptance.

We have invested significantly in research, development and technology. For the fiscal years ended August 31, 2015 and 2014, we invested $9.7 million and $14.2 million, respectively, in research and development, with the main emphasis on breeding and traits. Our other operating expenses are related to selling, general and administrative expenses incurred to establish and build our market presence and business infrastructure.

Our condensed consolidated financial statements have been prepared assuming that we will continue as a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We expect to incur further losses in the operations of our business and have been dependent on funding our operations through the issuance and sale of equity securities. Our accumulated deficit as of February 29, 2016 was $336.5 million. Our cash and cash equivalents of $5.8 million as of February 29, 2016 is not sufficient to enable us to remain in business beyond July 2016 without raising further capital or significantly curtailing our operations. These circumstances raise substantial doubt about our ability to continue as a going concern.

Our condensed consolidated financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern. Therefore, you should not rely on our consolidated financial statements as an indication of the amount of proceeds that would be available to satisfy claims of creditors, and potentially be available for distribution to stockholders, in the event of liquidation.

Historically, we have funded our operations with payments from collaborators and government grants and the proceeds from issuances of common stock, convertible preferred stock, warrants, convertible notes and debt financing. We have experienced significant losses as we invested heavily in research and development and marketing, and those costs have exceeded revenues. We will continue to need capital to fund our research and development projects, to commercialize our products and to provide working capital to fund other aspects of our business. We are evaluating opportunities to secure additional financing, including the issuance of equity or debt, sale or divesture of business units, and additional revenues from grants or collaborations. However there are no assurances that such opportunities will be available or available on terms that are acceptable to the Company. If we fail to raise sufficient funds and continue to incur losses, our ability to fund our operations, take advantage of strategic opportunities, develop and commercialize products or technologies, or otherwise respond to competitive pressures will be significantly limited. If this happens, we may be forced to obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights, grant licenses to our technology and sell assets on terms that are not favorable to us or delay or terminate research and development programs or the commercialization of products or significantly curtail or cease our operations.

During the fourth quarter of fiscal year 2015, we announced the continued realignment of our business to focus on food and forage opportunities and biotechnology traits for sugarcane and other crops. The realignment, which was substantially completed in February 2016, primarily involved a restructuring of our Brazilian seed operations which included, among other actions, a workforce reduction that impacted 33 positions in Brazil primarily related to administration, operations and manufacturing as well as 2 support positions in the United States. We have paid total charges of approximately $1.4 million with respect to these reductions, including $1.2 million of one time severance expenses, and $0.2 million for continuation of salary and benefits until their work was completed. Our Brazilian operations today are focused on sugarcane trait development activities for the Brazilian sugarcane market. We expect to save up to approximately $8.0 to $10.0 million in cash in fiscal 2016 as a result of restructuring our operations as described above. There can be no assurance that we will achieve the cost savings we expect in fiscal 2016 after fully implementing the realignment plan.

Public Offerings

On March 10, 2014, we completed a registered public offering of 2,875,000 shares of common stock (including 375,000 shares purchased by the underwriter upon the exercise in full of their right to purchase up to an additional 375,000 shares to cover over-allotments) at a price to the public of $8.00 per share. We received approximately $20.8 million of proceeds from the offering, after deducting underwriting discounts and commissions and estimated offering expenses.

On July 30, 2015, we completed a registered public offering of an aggregate of 1,200,000 shares of common stock, par value $0.01 per share, of the Company, at an offering price of $1.296 per share for estimated net proceeds of approximately $1.0 million, after deducting the placement agent fee and related offering expenses. In connection with the offering, we issued warrants exercisable for one share of common stock for each share purchased at an exercise price of $1.62 per share. We also issued warrants to purchase an aggregate of 24,000 shares of common stock at an exercise price of $1.944 per share to the placement agent as part of the placement agent’s compensation.

On August 26, 2015, we completed a registered public offering of an aggregate of 1,598,478 shares of common stock, par value $0.01 per share, of the Company, at an offering price of $1.22 per share for estimated net proceeds, together with the concurrent private placement, of approximately $1.7 million, after deducting the placement agent fee and related offering expenses. In connection with the offering, we issued warrants exercisable for 0.75 shares of common stock, for an aggregate of 1,198,859 shares of common stock at an exercise price of $1.22 per share. We also issued warrants to purchase an aggregate of 31,970 shares of common stock at an exercise price of $1.83 per share to the placement agent as part of the agent's compensation.

On December 17, 2015, the Company completed a public offering consisting of (1) the issuance of an aggregate of 2,905,000 shares of Common Stock and warrants to acquire 2,905,000 shares of common stock, including the partial exercise of the underwriters’ overallotment option of 2,305,000 shares of common stock and warrants to acquire 2,305,000 shares of common stock, par value $0.01 per share, of the Company, at an offering price of $0.40 per share, and (2) the issuance of 6,460 shares of preferred stock at an offering price of $1,000 per share convertible into 16,150,000 shares of common stock and (3) the issuance of warrants to purchase 16,150,000 shares of common stock. The Company received net cash proceeds of approximately $6.3 million, after deducting the placement agent fee and related offering expenses.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies involve significant areas of management’s judgments and estimates in the preparation of our financial statements.

Revenue Recognition

Revenues are recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) transfer of product or technology has been completed or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. To date, our primary source of revenues has been derived from research collaborations and government grants and, to a lesser extent, product sales.

Product Sales

Product sales are derived from sales of seeds, trait fees, crop management services and biomass sales. Product sales are recognized, net of discounts and allowances, once passage of title and risk of loss have occurred and contractually specified acceptance criteria have been met, provided all other revenue recognition criteria have also been met.

Services

From time to time, we have entered into research and development collaboration agreements with third parties including a large agriculture supplier, a consumer goods conglomerate and several biofuel producers. In addition, we have received grants from government agencies such as the United States Department of Agriculture. The research and development collaboration agreements typically provide us with multiple revenue streams, which may include upfront, non-refundable fees for licensing certain of our technologies, fees for research and development activities, and contingent milestone payments upon achievement of contractual criteria.

Technology License Fees. For collaboration agreements in which we have continuing involvement, license fees are recognized on a straight-line basis over the term of the arrangement. Licensing fees are non-refundable and not subject to future performance.

Government Grants. We receive payments from government entities in the form of government grants. Government grants generally provide us with cost reimbursement for certain types of expenditures in return for research and development activities over a contractually defined period, as well as an allocated portion of our overhead expenses. Revenues from government grants are recognized in the period during which the related costs are incurred, provided that substantially all conditions under which the government grants were provided have been met and we only have perfunctory obligations outstanding.

Research and Development Fees. Generally, fees for research and development activities are recognized as the services are performed over the performance period, as specified in the respective agreements. Certain of our collaboration agreements require us to deliver research data by specific dates and that the collective program plan will result in reaching specific crop characteristics by certain dates. For such arrangements, we recognize revenues based on the approximate proportional performance of services under the agreement, but the revenue recognized cannot exceed the payments that have accrued to us to date under the agreement. The research and development period is estimated at the inception of each agreement and is periodically evaluated.

Milestone Payments. Fees that are contingent upon achievement of substantive performance milestones at inception of the agreement are recognized based on the achievement of the milestone, as defined in the respective agreements.

Software and Services. We provide services related to software arrangements that involve (1) significant production, modification or customizations and (2) Post Contract Customer Support (PCS). The customer has the option, annually, to extend the arrangement or elect to receive only maintenance. We do not have vendor specific objective evidence (“VSOE”) related to these components. In addition, there are substantive acceptance provisions related to the production, modification or customization. We apply the completed contract method to these arrangements. However, only costs related to the production, modification or customization are deferred. Revenue is recognized upon acceptance of the production, modification or customization as that is later than the expiration of the annual PCS period.

Billings in Excess of Costs. We recognize billings in excess of costs to the extent that cash received under the software and service arrangements are in excess of the revenues recognized related to the arrangements since the work under the arrangements have not yet been performed, or the work has not been fully completed at the balance sheet date, which is classified as other current liabilities on the accompanying condensed consolidated balance sheets.

Stock-Based Compensation

We account for stock-based compensation arrangements with employees using fair value methods which require the recognition of compensation expense for costs related to all stock-based payments. The fair value methods require us to estimate the fair value of stock-based payment awards on the date of grant. We use an option pricing model to estimate the fair value of options granted that are expensed on a straight-line basis over the vesting period. The fair value of restricted stock granted to employees is based on the grant date value of the underlying stock. We account for stock options issued to non-employees based on the estimated fair value of the awards using the option pricing model. The measurement of stock-based compensation to non-employees is subject to periodic adjustments as the underlying equity instruments vest, and the resulting change in value, if any, is recognized in our condensed consolidated statements of operations during the period the related services are rendered.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. To the extent that an impairment indicator has occurred, recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. For the reporting periods presented herein there was no impairment.

Results of Operations

The following table sets forth our condensed consolidated results of operations for the periods shown (in thousands):

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2016	2015	2016	2015

Revenues:
Product sales	$23	$99	$23	$99
Collaborative research and government grants	328	244	1,270	644
Total revenues	351	343	1,293	743
Cost and operating expenses:
Cost of revenues	787	2,134	1,733	2,576
Research and development	1,457	2,449	3,175	4,953
Selling, general and administrative	1,413	3,869	3,501	7,310
Total cost and operating expenses	3,657	8,452	8,409	14,839
Loss from operations	(3,306)	(8,109)	(7,116)	(14,096)
Interest expense	(2)	(9)	(3)	(12)
Interest income	1	11	1	29
Costs associated with public offering	(966)	-	(966)	-
Other income	3,221	-	3,614	-
Loss before income taxes	(1,052)	(8,107)	(4,470)	(14,079)
Income tax expense	-	-	(1)	(1)
Net loss	$(1,052)	$(8,107)	$(4,471)	$(14,080)

Comparison of the Three Months Ended February 29, 2016 and February 28, 2015

Revenues

	Three Months Ended
	February 29,	February 28,
	2016	2015	Change
	(In thousands)

Product Sales	$23	99	(76)
Services	328	244	$84

Total revenue	$351	$343	$8

 Our total revenues remained relatively unchanged at $0.4 million for the three months ended February 29, 2016 compared to the corresponding period in the prior year. Services revenue increased by approximately $0.1 million primarily due to the recognition of revenue following the completion of work under our software services agreements. Product sales decreased by approximately $0.1 million due to decreased sales in Brazil for the comparative period.

Cost and Operating Expenses

	Three Months Ended
	February 29,	February 28,
	2016	2015	Change
	(In thousands)
Cost of revenues	$787	$2,134	$(1,347)
Research and development	1,457	2,449	(992)
Selling, general and administrative	1,413	3,869	(2,456)
Total cost and operating expenses	$3,657	$8,452	$(4,795)

Cost of Revenues

Our cost of revenues decreased by $1.3 million to $0.8 million for the three months ended February 29, 2016 compared to the corresponding period in the prior year primarily due to decreased seed and biomass production costs of $1.4 million related to our historical sorghum business in Brazil. This decrease was partially offset by $0.1 million of increased seed production expenses related to our U.S. forage sorghum business.

Research and Development Expenses

Our research and development expenses decreased by $1.0 million to $1.4 million for the three months ended February 29, 2016 compared to the corresponding period in the prior year. In the U.S., research and development expenses decreased by $0.8 million primarily due to reduced personnel and related expenses of $0.6 million and reduced external R&D and consulting expenses of $0.2 million. In Brazil, research and development expenses decreased by $0.2 million primarily due to a reduction in personnel and related activities as a result of the restructuring of our Brazil operations.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses decreased by $2.5 million to $1.4 million for the three months ended February 29, 2016 compared to the corresponding period in the prior year. In the U.S., expenses decreased by $0.7 million primarily due to reduced personnel and related expenses. In Brazil expenses decreased by $1.8 million primarily due to reduced personnel and related expenses as a result of the restructuring of our Brazil operations.

Interest Expense and Interest Income

	Three Months Ended
	February 29,	February 28,
	2016	2015	Change
	(In thousands)
Interest expense	$(2)	$(9)	$7
Interest income	1	11	(10)
Costs associated with public offering	(966)	-	(966)
Other income	3,221	-	3,221
Total	$2,254	$2	$2,252

 Costs associated with public offering

We incurred costs of approximately $1.0 million in connection with the December 17, 2015 financing.

Other Income

Other income increased by $3.2 million due to the change in the fair value of our warrants for the quarter ended February 29, 2016.

Comparison of the Six Months Ended February 29, 2016 and February 28, 2015

Revenues

	Six Months Ended
	February 29,	February 28,
	2016	2015	Change
	(In thousands)

Product Sales	$23	99	(76)
Services	1,270	644	$626

Total revenue	$1,293	$743	$550

Our total revenues increased by $0.5 million to $1.3 million for the six months ended February 29, 2016 compared to the corresponding period in the prior year primarily due a $0.6 million increase in revenue recognized following the completion of work under our software services agreements. Product sales decreased by approximately $0.1 million due to decreased sales in Brazil for the comparative period.

Cost and Operating Expenses

	Six Months Ended
	February 29,	February 28,
	2016	2015	Change
	(In thousands)
Cost of revenues	$1,733	$2,576	$(843)
Research and development	3,175	4,953	(1,778)
Selling, general and administrative	3,501	7,310	(3,809)
Total cost and operating expenses	$8,409	$14,839	$(6,430)

Cost of Revenues

Our cost of revenues decreased by $0.8 million to $1.7 million for the six months ended February 29, 2016 compared to the corresponding period in the prior year primarily due to decreased seed production costs of $1.1 million related to our historical sorghum and biomass business in Brazil, which was partially offset by increased expenses of $0.3 million related to our U.S. forage sorghum business.

Research and Development Expenses

Our research and development expenses decreased by $1.8 million to $3.2 million for the six months ended February 29, 2016 compared to the corresponding period in the prior year. In the U.S., research and development expenses decreased by $1.1 million primarily due to reduced personnel and related expenses of $0.9 million and reduced external research and development and consulting expenses of $0.2 million. In Brazil, research and development expenses decreased by $0.7 million primarily due to a reduction in personnel and related activities as a result of the restructuring of our Brazil operations.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses decreased by $3.8 million to $3.5 million for the six months ended February 29, 2016 compared to the corresponding period in the prior year. In the U.S., expenses decreased by $1.5 million primarily due to reduced personal and related expenses of $1.2 million and reduced professional fees of $0.3 million. In Brazil, expenses decreased by $2.3 million due to reduced personnel and related expenses as a result of the restructuring of our Brazil operations.

Interest Expense and Interest Income

	Six Months Ended
	February 29,	February 28,
	2016	2015	Change
	(In thousands)
Interest expense	$(3)	$(12)	$9
Interest income	1	29	(28)
Costs associated with public offering	(966)	-	(966)
Other income	3,614	-	3,614
Total	$2,646	$17	$2,629

Costs associated with public offering

We incurred costs of approximately $1.0 million in connection with the December 17, 2015 financing.

Other Income

Other income increased by $3.6 million due to the change in the fair value of our warrants for the six months ended February 29, 2016.

Liquidity and Capital Resources

Since our inception we have incurred significant net losses, and as of February 29, 2016, we had an accumulated deficit of $336.5 million. We expect to incur additional losses related to the continued development and expansion of our business including research and development, seed production and operations, and sales and marketing. There is no assurance that we will achieve profitable operations, or if achieved, that we can sustain them on a continued basis. These circumstances raise substantial doubt about our ability to continue as a going concern.

As of February 29, 2016, we plan to finance our operations for the next five months with cash and marketable securities on hand, and with cash inflows from collaboration and grant funding, and from product sales. We intend to seek additional funds through public or private debt or equity financings, collaborations, licensing arrangements, government programs and the sale of intellectual property, technology or other assets. We cannot provide any assurances that additional sources of funding will be available on terms acceptable to us or at all, or that we will be successful in entering into collaborations or license agreements, receiving funds under government grants or selling intellectual property, technology or other assets. If we are unable to raise additional funds, we will not have adequate liquidity to fund our operations and we will be forced to significantly curtail or cease our operations.

On March 10, 2014, we completed a registered public offering of 2,875,000 shares of our common stock (including 375,000 shares purchased by the underwriter upon the exercise in full of their right to purchase up to an additional 375,000 shares to cover over-allotments) at a price to the public of $8.00 per share, resulting in net proceeds of approximately $20.8 million, after deducting underwriting discounts and commissions and estimated offering expenses. We also issued warrants to purchase an aggregate of 60,000 shares of our common stock to certain affiliated designees of the underwriter as part of the underwriter’s compensation. The warrants are exercisable at any time and from time to time, in whole or in part, beginning on March 4, 2015 and expire on March 4, 2019. The exercise price is $12.00 per share of common stock.

On July 30, 2015, we completed a registered public offering of an aggregate of 1,200,000 shares of Common Stock, par value $0.01 per share, of the Company, at an offering price of $1.296 per share for estimated net proceeds of approximately $1.0 million, after deducting the placement agent fee and related offering expenses. In a concurrent private placement, we agreed to issue warrants exercisable for one share of Common Stock for each share purchased in the July 30, 2015 offering for an aggregate of 1,200,000 shares of Common Stock at an exercise price of $1.62 per share. The warrants are exercisable at any time or from time to time, in whole or in part, beginning on January 30, 2016 and expire on January 30, 2021. We also issued warrants to purchase an aggregate of 24,000 shares of our Common Stock at an exercise price of $1.944 per share to the placement agent as part of the placement agent’s compensation. The warrants issued to the placement agent are exercisable at any time or from time to time, in whole or in part, beginning on July 30, 2016 and expire on July 30, 2020.

On August 26, 2015, we completed a registered public offering of an aggregate of 1,598,478 shares of Common Stock, par value $0.01 per share, of the Company, at an offering price of $1.22 per share for estimated net proceeds, together with the concurrent private placement, of approximately $1.7 million, after deducting the placement agent fee and related offering expenses. In a concurrent private placement, we agreed to issue warrants exercisable for 0.75 shares of Common Stock for each share purchased in the August 26, 2015 offering for an aggregate of 1,198,859 shares of Common Stock at an exercise price of $1.22 per share. The warrants are exercisable at any time or from time to time, in whole or in part, beginning on February 26, 2016 and expire on February 26, 2021. We also issued warrants to purchase an aggregate of 31,970 shares of our Common Stock at an exercise price of $1.83 per share to the placement agent as part of the placement agent’s compensation. The warrants issued to the placement agent are exercisable at any time or from time to time, in whole or in part, beginning on August 26, 2016 and expire on August 26, 2020.

On December 17, 2015, the Company completed a public offering consisting of (1) the issuance of an aggregate of 2,905,000 shares of Common Stock and warrants to acquire 2,905,000 shares of common stock, including the partial exercise of the underwriters’ overallotment option of 2,305,000 shares of common stock and warrants to acquire 2,305,000 shares of common stock, par value $0.01 per share, of the Company, at an offering price of $0.40 per share, and (2) the issuance of 6,460 shares of preferred stock at an offering price of $1,000 per share convertible into 16,150,000 shares of common stock and (3) the issuance of warrants to purchase 16,150,000 shares of common stock. The Company received net cash proceeds of approximately $6.3 million, after deducting the placement agent fee and related offering expenses.

Cash Flows

	For the six months ended
	February 29,	February 28,
	2016	2015
	(In thousands)
Net cash (used in) provided by
Operating activities	$(9,992)	$(12,728)
Investing activities	$392	$14,284
Financing activities	$7,247	$(28)

Net cash outflows of $10.0 million from operating activities during the six months ended February 29, 2016 primarily resulted from our net loss of $4.5 million, which included non-cash items of $0.7 million in stock based compensation expense and $0.2 million in depreciation expense which was offset by a $3.5 million non-cash increase due to the changes in our warrant valuation and $2.5 million decrease in our operating liabilities.

Net cash outflows of $12.7 million from operating activities during the six months ended February 28, 2015 primarily resulted from our net loss of $14.1 million, which included non-cash items of $1.2 million in stock based compensation expense and $0.4 million in depreciation expense.

Net cash provided by investing activities was $0.4 million during the six months ended February 29, 2016 primarily as a result of proceeds from the sale of assets held for sale of $0.5 million, partially offset by purchases of property and equipment of $0.1 million.

Net cash provided by investing activities of $14.3 million during the six months ended February 28, 2015 was due to net marketable securities activity of $14.6 million, which was partially offset by $0.3 million used to purchase property and equipment.

Net cash provided by financing activities was $7.2 million during the six months ended February 29, 2016 due to the completion of our public offering on December 17, 2015.

Net cash used by financing activities of $28,000 during the six months ended February 28, 2015 was due to repayments on capital leases.

Off-Balance Sheet Arrangements

As of February 29, 2016, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K as promulgated by the SEC.

Seasonality

The sale of seeds is dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. Our product sales for the year ended August 31, 2015 and for the six months ended February 29, 2016 were minimal and, accordingly, we have not yet experienced the full nature or extent to which our business may be seasonal. We expect that the sale of our seeds in the U.S. will currently be higher in our third and fourth fiscal quarters, due to the timing of harvest and delivery for our seeds. As we increase our sales in our current markets, and as we expand into new markets in different geographies, it is possible we may experience different seasonality patterns in our business. Weather conditions and natural disasters, such as heavy rains, hurricanes, hail, floods, tornadoes, freezing conditions, drought or fire, also affect decisions by our customers about the types and amounts of seeds to plant and the timing of harvesting and planting such seeds. Disruptions that cause delays by our customers in harvesting or planting can result in the movement of orders to a future quarter, which would negatively affect the quarter and cause fluctuations in our operating results.

Inflation

We believe that inflation has not had a material impact on our results of operations for the three months ended February 29, 2016 and February 28, 2015. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition in future periods.

Item 3.	Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to the effect of interest rate changes, foreign currency fluctuations and changes in commodity prices. We are also exposed to changes in the general economic conditions in the countries where we conduct business, which currently is substantially all in the United States and Brazil.

Interest Rate Risk

As of February 29, 2016 and August 31, 2015, our exposure to risk for changes in interest rates primarily related to our cash equivalents and marketable securities. We have investments in money market funds, commercial paper and corporate bonds, which all have relatively short term maturities. Accordingly, our interest income fluctuates with short term market conditions. All marketable securities are classified as available for sale and are expected to be liquid. Due to the relatively short-term nature of our investments, we do not believe that there would be a significant negative impact to our consolidated financial position or results of operations as a result of interest rate fluctuations in the financial markets. While we believe our cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain cash and cash equivalents at one or more financial institutions that are significantly in excess of federally insured limits. We cannot assure you that we will not experience losses on these deposits.

Foreign Currency Risk

We have foreign currency risks related to our operating expenses denominated in currencies other than the U.S. dollar. Changes in exchange rates between the U.S. dollar and other currencies will result in increases or decreases in our costs and earnings, and also may affect the book value of our assets outside the United States. To date, most of our contracts have been entered into in the United States and accordingly have been denominated in U.S. dollars. Going forward we anticipate that our sales will be denominated in the local currency of the country in which the sale occurs. In addition, our operating expenses to date have been denominated in the currencies of the countries in which our operations are located, primarily the United States and Brazil.

Through February 29, 2016, the fluctuations in the Brazil Real for our operations in Brazil did not have an adverse impact on our results of operations as the U.S. dollar has been strengthening against the Brazil Real. As our international operations grow, our results of operations and cash flows will become increasingly subject to fluctuations due to changes in the foreign currency exchange rates. In periods when the U.S. dollar declines in value as compared to the Brazil Real, our foreign-currency based expenses increase when translated into U.S. dollars. To date, we have not hedged the risks associated with foreign currency exchange exposure. As the risks associated with fluctuations in the Brazil Real become greater, we will continue to reassess our approach to managing this risk.

Commodity Risk

Our exposure to market risk for changes in commodity prices currently is minimal. As our commercial operations grow, our exposure will relate mostly to the demand side as our customers are highly exposed to fluctuations in prices of sugar and crude oil and somewhat exposed to fluctuations in agricultural commodities, especially soybean. For example, if the price of sugar, which is produced from sugarcane and which cannot be produced from sweet sorghum today, rises significantly relative to the price of ethanol, it may become more profitable for ethanol mill operators to grow sugarcane even in adverse conditions, such as through the expansion of sugarcane fields to marginal land or the extension of the sugarcane harvesting season. During sustained periods of significantly higher sugar prices, demand for our seeds may decrease, which could materially and adversely affect our operating results. We are also indirectly exposed to fluctuations in soft commodities prices like soybean when we negotiate production contracts with seed producers. We currently do not use derivative financial instruments to hedge any price volatility of agricultural commodities.

Item 4.	Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required financial disclosures.

A material weakness is a control deficiency or a combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A significant deficiency is a deficiency, or a combination of deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company’s financial reporting. In connection with the Company’s assessment of the effectiveness of internal control over financial reporting, the Company identified the following material weaknesses that existed as of August 31, 2015:

•	Control Environment - We determined that our ability to evaluate the appropriate accounting for significant, unusual transactions and controls pertaining to risk assessment over these transactions did not operate effectively, resulting in a material weakness. Significant unusual transactions during the year ended August 31, 2015 included (a) the evaluation of the impact of the actions taken by the Company in Brazil, including the classification of assets held for sale; and (b) the issuance of liability classified warrants. This material weakness contributed to the other material weaknesses described below and an environment where there was more than a remote likelihood that a material misstatement of the interim and annual consolidated financial statements could occur and not be prevented or detected in a timely manner. This material weakness had previously been identified as a significant deficiency as of August 31, 2014, but was not effectively remediated during the year ended August 31, 2015.

•	Control Activities – Expenses in Brazil. The design and operating effectiveness of our controls were inadequate to ensure that operating expenses in Brazil were reviewed and approved for accuracy and completeness and that we identified accumulated and documented appropriate information necessary to support such expenses.

•	Control Activities - Revenue Recognition. The design and operating effectiveness of our controls were inadequate to ensure that the reported amount and timing of revenue recognition was accurate.

The Company also identified a significant deficiency, which was that the design of our controls over the accuracy of the year end financial statements was not at a sufficient level of precision.

Errors identified and corrected in our financial statements and the aforementioned material weaknesses and significant deficiency identified by management resulted in a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements would not be prevented or detected on a timely basis.

The Company reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors.

Because we are an "emerging growth company" as defined in the JOBS Act, we are not currently required to comply with the auditor attestation requirements related to internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act.

Management's Remediation Activities

During the fourth quarter of the fiscal year ended August 31, 2015, our Brazil operations were significantly reduced, including a significant reduction in headcount. Effective September 1, 2015 the Company engaged Grant Thornton to oversee all in-house accounting and financial reporting activities related to our Brazil subsidiary. We believe engaging Grant Thornton to oversee all in-house accounting and financial reporting activities related to our Brazil subsidiary and controls and the significant reduction in our activities in Brazil will remediate the material weakness related to our expenses in Brazil.

With the oversight of our audit committee, senior management plans to retain an outside third party to assist in the review, documentation and recommendation of appropriate accounting treatment for significant unusual transactions and revenue recognition and implement quarterly management controls review over such items going forward.

We conducted an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) under the Exchange Act. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of February 29, 2016.

(b) Changes in Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2015 based on the guidelines established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Management concluded that the Company did not maintain effective internal control over financial reporting as of August 31, 2015.

During the most recently completed fiscal quarter, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II: OTHER INFORMATION

Item 1.	Legal Proceedings.

From time to time, we may be involved in litigation relating to claims arising out of our operations. Except as set forth in the immediately following two paragraphs, we are not currently a party to any material litigation or other material legal proceedings. We may, however, be involved in other material legal proceedings in the future. Such matters are subject to uncertainty and there can be no assurance that such legal proceedings will not have a material adverse effect on our business, results of operations, financial position or cash flows.

A claim was filed against the Company on December 2, 2015 in the Labor Court of Itumbiara, Goias, Brazil by the estate of a deceased employee of the Company’s Brazilian subsidiary alleging that the employee’s death in an accident while driving a Company vehicle resulted from a lack of proper maintenance of such vehicle and the plaintiff is requesting damages of approximately $3.8 million Brazilian Real (approximately $1 million). The Company intends to vigorously defend itself against the claim.

A lawsuit was filed in Los Angeles Superior Court, Ventura County on December 3, 2015 by a former employee of the Company, asserting a number of claims. The lawsuit raises a number of allegations, including, among other things, disability discrimination, failure to provide reasonable accommodation, failure to engage in the interactive process, retaliation under California state laws, wrongful termination and several claims of violations under California wage-hour laws, including alleged failure to pay required minimum wage, overtime, meal and rest break payments and failure to provide accurate itemized wage statements. The Company intends to vigorously defend itself against the lawsuit. The Company has secured Employment Practices Liability Insurance (“EPLI”) and has tendered the matter to its EPLI carrier.

Item 1A.	Risk Factors.

You should carefully consider the risks and uncertainties set forth in “Item 1A. Risk Factors” in our Annual Report on Form 10-K filed with the SEC on November 23, 2015, together with all of the other information set forth in this Quarterly Report on Form 10-Q. If any of these risks actually occur, our business, financial condition, results of operations and future prospects could be materially and adversely affected. There have been no material changes to the risks discussed in the Form 10-K other than as set forth below:

We may not be able to continue as a going concern.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We expect to incur further losses in the operations of our business and have been dependent on funding our operations through the issuance and sale of equity securities. These circumstances raise substantial doubt about our ability to continue as a going concern. As a result of this uncertainty and the substantial doubt about our ability to continue as a going concern as of August 31, 2015, our independent registered public accounting firm issued a report dated November 23, 2015 stating that we have incurred recurring losses and expected that the current level of cash and cash equivalents will only be sufficient to fund operations until January 2016 which raises substantial doubt about its ability to continue as a going concern. Investors in our securities should review carefully the report of our independent registered public accounting firm, which is included in our Form 10-K for the fiscal year ended August 31, 2015. Our accumulated deficit as of February 29, 2016 was $336.5 million. We had cash and cash equivalents of $5.8 million as of February 29, 2016. On December 17, 2015, we raised net proceeds of $6.3 million from a public offering, which is not sufficient to enable us to remain in business beyond July 2016 without raising further capital or significantly curtailing our operations.

Our consolidated financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern. Therefore, you should not rely on our consolidated financial statements as an indication of the amount of proceeds that would be available to satisfy claims of creditors, and potentially be available for distribution to stockholders, in the event of liquidation.

We will require additional financing and may not be able to obtain such financing on favorable terms, if at all, which would force us to significantly curtail our operations.

We will continue to need capital to fund our research and development projects, to commercialize our products and to provide working capital to fund other aspects of our business. As of February 29, 2016 we had cash and cash equivalents of $5.8 million. We believe our cash and cash equivalents of $5.8 million as of February 29, 2016 is not sufficient to enable us to remain in business beyond July 2016 without raising further capital or significantly curtailing our operations. In order to fund our operations beyond that time, we will need to raise additional funds. If future financings involve the issuance of equity securities, our existing stockholders would suffer dilution. If we are able to raise additional debt financing, we may be subject to restrictive covenants that limit our operating flexibility. We may not be able to raise sufficient additional funds on terms that are favorable to us, if at all. If we fail to raise sufficient funds and continue to incur losses, our ability to fund our operations, take advantage of strategic opportunities, develop and commercialize products or technologies, or otherwise respond to competitive pressures will be significantly limited. If this happens, we may be forced to obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights grant licenses to our technology and sell assets on terms that are not favorable to us or delay or terminate research and development programs or the commercialization of products or significantly curtail or cease our operations.

Our common stock is currently listed on the NASDAQ Capital Market. If we fail to adhere to the market’s listing criteria, our common stock may be delisted.

On January 12, 2016, the Company received a letter (the "Notice") from The NASDAQ Stock Market LLC ("NASDAQ") indicating that, based on the Company's closing bid price for the last 30 consecutive business days, the Company is not in compliance with the minimum bid price requirement for continued listing of $1.00 per share, as set forth in NASDAQ Listing Rule 5550(a)(2).

We intend to continue to monitor the bid price of our common stock. If our common stock does not trade at a level that is likely to regain compliance with the NASDAQ requirements, our Board of Directors may consider other options that may be available to achieve compliance, including implementing a reverse stock split, which was approved by the Company’s stockholders on April 5, 2016, for implementation at the discretion of the Board. If at any time before July 11, 2016, the closing bid price of our common stock is at least $1.00 per share for at least ten consecutive business days, we will regain compliance with the minimum bid price requirement. If we cannot demonstrate compliance by July 11, 2016, our common stock may then be delisted from Nasdaq. The Notice has no immediate impact on the listing of the Company's common stock, which will continue to trade on the NASDAQ Capital Market.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.

(a) Sales of Unregistered Securities

Since September 1, 2012, we have issued the following securities that were not registered under the Securities Act:

(1)	On July 30, 2015, in a private placement we issued for no additional consideration warrants to purchase 1,200,000 shares of our Common Stock to certain institutional investors in a concurrent SEC-registered offering of Common Stock. The warrants are exercisable beginning on January 30, 2016 at an exercise price equal to $1.62 per share of Common Stock. The warrants expire on January 30, 2021.

(2)	On July 30, 2015, in a private placement we issued warrants to purchase 24,000 shares of our Common Stock to the representative in compensation for its services as a placement agent in connection with a concurrent SEC-registered offering and a private placement. The warrants are exercisable beginning on July 30, 2016 at an exercise price equal to $1.944 per share of Common Stock. The warrants expire on July 30, 2020.

(3)	On August 26, 2015, in a private placement we issued warrants to purchase 1,198,859 shares of our Common Stock to certain institutional investors in a concurrent SEC-registered offering of Common Stock. The warrants were sold at a price of $0.125 per share of Common Stock issuable upon exercise of the warrants. The warrants are exercisable beginning on February 26, 2016 at an exercise price equal to $1.22 per share of Common Stock. The warrants expire on February 26, 2021.

(4)	On August 26, 2015, in a private placement we issued warrants to purchase 31,970 shares of our Common Stock to the representative in compensation for its services as a placement agent in connection with a concurrent SEC-registered offering and a private placement. The warrants are exercisable beginning on August 26, 2016 at an exercise price equal to $1.83 per share of Common Stock. The warrants expire on August 26, 2020.

The issuances of warrants described in items (1) through (4) above were deemed exempt from registration under Section 4(a)(2) or Regulation D of the Securities Act. The recipients of securities in the transactions exempt under Section 4(a)(2) or Regulation D of the Securities Act represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the instruments issued in such transactions.

(b) Use of Proceeds from Public Offering of Common Stock

On February 27, 2012, we completed our initial public offering. We sold 718,750 shares of common stock at a price to the public of $104.00 per share, which included the underwriters’ exercise in full of their option to purchase 93,750 additional shares. The offer and sale of our common stock in our initial public offering was registered under the Securities Act pursuant to a registration statement on Form S-1 (File No. 333-174405), which was declared effective by the SEC on February 21, 2012. We raised approximately $65.2 million in net proceeds after deducting underwriting discounts and commissions of $5.2 million and other offering costs of $4.9 million. There has been no material change in the planned use of proceeds from our initial public offering as described in our Prospectus dated February 21, 2012 and filed with the Securities and Exchange Commission.

Item 3.	Defaults Upon Senior Securities.

None.

Item 4.	Mine Safety Disclosures.

None.

Item 5.	Other Information.

None.

Item 6.	Exhibits.

(a)	The exhibits in the accompanying Exhibit Index on page E-1 are filed or furnished as part of this Quarterly Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ceres, Inc.

By:	/S/ PAUL KUC
Paul Kuc
Chief Financial Officer
(Principal Financial Officer)

Date: April 14, 2016

EXHIBIT INDEX

Number	Description

31.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a), of the Securities Exchange Act of 1934, as amended.

31.2	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a), of the Securities Exchange Act of 1934, as amended.

[1] 32.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. §1350.

101	Financial statements from the Quarterly Report on Form 10-Q of Ceres, Inc. for the quarterly period ended February 29, 2016, formatted in XBRL: (i) the Condensed Consolidated Balance Sheets, (ii) the Condensed Consolidated Statements of Operations (iii) the Condensed Consolidated Statement of Comprehensive Loss, (iv) the Condensed Consolidated Statements of Cash Flows, and (v) the Notes to the Condensed Consolidated Financial Statements.

[1]	This certification is furnished herewith and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

E-1

EXHIBIT 31.1

CERTIFICATION

I, Richard Hamilton, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Ceres, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: April 14, 2016	By:	/s/ Richard Hamilton
Richard Hamilton
President and Chief Executive Officer
(principal executive officer)

EXHIBIT 31.2

CERTIFICATION

I, Paul Kuc, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Ceres, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: April 14, 2016	By:	/s/ Paul Kuc
Paul Kuc
Chief Financial Officer
(principal financial officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of Ceres, Inc. (the “Company”) for the fiscal quarter ended February 29, 2016, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), Richard Hamilton, President and Chief Executive Officer of the Company and Paul Kuc, Chief Financial Officer of the Company, respectively, do each hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 14, 2016

By:	/s/ Richard Hamilton
Richard Hamilton
President and Chief Executive Officer
(principal executive officer)

By:	/s/ Paul Kuc
Paul Kuc
Chief Financial Officer (principal financial officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.